UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RESOURCES CONNECTION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76122Q105

(CUSIP Number of Class of Securities)

Herb Mueller

Executive Vice President and Chief Financial Officer

17101 Armstrong Avenue

Irvine, California 92614

Telephone: (714) 430-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark D. Peterson, Esq.

Shelly Heyduk, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

Telephone: (949) 823-6900

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$96,000,000	$11,126.40

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase 6,000,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $16.00 per share.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,126.40	Filing Party: Resources Connection, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2016 (the “Schedule TO”) by Resources Connection, Inc., a Delaware corporation (“Resources” or the “Company”), in connection with the Company’s offer to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8. Interest in Securities of the Subject Company.

(b) Securities Transactions: Item 8 of the Schedule TO is hereby amended and supplemented by replacing the paragraph titled “Recent Securities Transactions” under Section 11 of the Offer to Purchase titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 33 of the Offer to Purchase in its entirety with the following paragraph and table:

“Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries nor, to the best of our knowledge, any person controlling the Company or any executive officer or director of any such controlling entity or of our subsidiaries, has effected any transactions involving the Shares during the 60 days prior to October 18, 2016, except as otherwise set forth in this Offer to Purchase and except for (a) purchases made by us under the July 2015 Repurchase Program described below and (b) stock options awarded to Anthony Cherbak, Kate W. Duchene and Herbert M. Mueller, and restricted stock granted to Herbert M. Mueller, each under the Company’s 2014 Plan (defined below).

Reporting Person	Date of Transaction	Number of Shares	Price per Common Share	Type of Transaction

Anthony Cherbak	September 9, 2016	70,000	N/A	Grant of Non-Qualified Stock Options (right to buy)

Herbert M. Mueller	September 9, 2016	10,000	N/A	Grant of Restricted Common Stock

Herbert M. Mueller	September 9, 2016	15,000	N/A	Grant of Non-Qualified Stock Options (right to buy)

Kate W. Duchene	September 9, 2016	38,000	N/A	Grant of Non-Qualified Stock Options (right to buy)

Item 8 of the Schedule TO is hereby amended and supplemented by replacing the paragraph titled “Share Repurchase Program” under Section 11 of the Offer to Purchase titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 33 of the Offer to Purchase in its entirety with the following paragraphs and table:

“Share Repurchase Program. In July 2015, our Board of Directors approved a stock repurchase program (the “July 2015 Repurchase Program”) authorizing the repurchase, at the discretion of the Company’s senior executives, of Shares for an aggregate dollar limit not to exceed $150 million. Repurchases under the July 2015 Repurchase Program may take place in the open market or in privately negotiated transactions and may be made pursuant to a Rule 10b5-1 plan. During the three months ended August 27, 2016, the Company purchased approximately 375,000 Shares on the open market at an average price of $15.09 per share, for approximately $5.7 million. As of August 27, 2016, approximately $132.9 million remained available for future repurchases of Shares under the July 2015 Repurchase Program. From August 27, 2016 through October 7, 2016, the Company purchased 68,600 Shares on the open market at an average price of $13.17 per share, for approximately $903,000. As of October 17, 2016, approximately $132.0 million remained available for future repurchases of Shares under the July 2015 Repurchase Program.

Based on our records and to the best of our knowledge, the following repurchases of our common stock have been effected in the past 60 days by us through the July 2015 Repurchase Program:

Purchaser	Date of Purchase	Number of Shares	Price per Common Share	Type of Transaction

Resources Connection, Inc.	October 6, 2016	100	$12.9900	Open Market

Resources Connection, Inc.	October 6, 2016	3,306	$13.0000	Open Market

Resources Connection, Inc.	October 6, 2016	1,300	$13.0100	Open Market

Resources Connection, Inc.	October 6, 2016	100	$13.0150	Open Market

Resources Connection, Inc.	October 6, 2016	600	$13.0200	Open Market

Resources Connection, Inc.	October 6, 2016	900	$13.0300	Open Market

Resources Connection, Inc.	October 6, 2016	900	$13.0400	Open Market

Resources Connection, Inc.	October 6, 2016	100	$13.0450	Open Market

Resources Connection, Inc.	October 6, 2016	500	$13.0500	Open Market

Resources Connection, Inc.	October 6, 2016	2,500	$13.0600	Open Market

Resources Connection, Inc.	October 6, 2016	1,900	$13.0700	Open Market

Resources Connection, Inc.	October 6, 2016	1,600	$13.0800	Open Market

Resources Connection, Inc.	October 6, 2016	1,016	$13.1000	Open Market

Resources Connection, Inc.	October 6, 2016	200	$13.1100	Open Market

Resources Connection, Inc.	October 6, 2016	400	$13.1200	Open Market

Resources Connection, Inc.	October 6, 2016	1,900	$13.1300	Open Market

Resources Connection, Inc.	October 6, 2016	800	$13.2300	Open Market

Resources Connection, Inc.	October 6, 2016	100	$13.2350	Open Market

Resources Connection, Inc.	October 6, 2016	100	$13.2400	Open Market

Resources Connection, Inc.	October 6, 2016	4,100	$13.2500	Open Market

Resources Connection, Inc.	October 6, 2016	800	$13.2600	Open Market

Resources Connection, Inc.	October 6, 2016	197	$13.2650	Open Market

Resources Connection, Inc.	October 6, 2016	1,303	$13.2700	Open Market

Resources Connection, Inc.	October 6, 2016	500	$13.2800	Open Market

Resources Connection, Inc.	October 6, 2016	200	$13.2900	Open Market

Resources Connection, Inc.	October 6, 2016	800	$13.3000	Open Market

Resources Connection, Inc.	October 6, 2016	700	$13.3100	Open Market

Resources Connection, Inc.	October 6, 2016	300	$13.3300	Open Market

Resources Connection, Inc.	October 6, 2016	21	$13.3600	Open Market

Resources Connection, Inc.	October 6, 2016	200	$13.3700	Open Market

Purchaser	Date of Purchase	Number of Shares	Price per Common Share	Type of Transaction

Resources Connection, Inc.	October 6, 2016	300	$13.3800	Open Market

Resources Connection, Inc.	October 6, 2016	1,041	$13.4000	Open Market

Resources Connection, Inc.	October 6, 2016	573	$13.4100	Open Market

Resources Connection, Inc.	October 6, 2016	2,300	$13.4200	Open Market

Resources Connection, Inc.	October 6, 2016	100	$13.4300	Open Market

Resources Connection, Inc.	October 6, 2016	43	$13.4400	Open Market

Resources Connection, Inc.	October 6, 2016	700	$13.4500	Open Market

Resources Connection, Inc.	October 6, 2016	400	$13.4900	Open Market

Resources Connection, Inc.	October 6, 2016	200	$13.5000	Open Market

Resources Connection, Inc.	October 6, 2016	600	$13.5100	Open Market

Resources Connection, Inc.	October 6, 2016	400	$13.5200	Open Market

Resources Connection, Inc.	October 6, 2016	200	$13.5600	Open Market

Resources Connection, Inc.	October 7, 2016	100	$12.9100	Open Market

Resources Connection, Inc.	October 7, 2016	900	$12.9300	Open Market

Resources Connection, Inc.	October 7, 2016	100	$12.9400	Open Market

Resources Connection, Inc.	October 7, 2016	1,700	$12.9500	Open Market

Resources Connection, Inc.	October 7, 2016	1,500	$12.9600	Open Market

Resources Connection, Inc.	October 7, 2016	1,798	$12.9800	Open Market

Resources Connection, Inc.	October 7, 2016	200	$12.9900	Open Market

Resources Connection, Inc.	October 7, 2016	100	$13.0000	Open Market

Resources Connection, Inc.	October 7, 2016	1,200	$13.0100	Open Market

Resources Connection, Inc.	October 7, 2016	800	$13.0200	Open Market

Resources Connection, Inc.	October 7, 2016	600	$13.0400	Open Market

Resources Connection, Inc.	October 7, 2016	4,400	$13.0500	Open Market

Resources Connection, Inc.	October 7, 2016	200	$13.0550	Open Market

Resources Connection, Inc.	October 7, 2016	9,875	$13.0600	Open Market

Resources Connection, Inc.	October 7, 2016	100	$13.0650	Open Market

Resources Connection, Inc.	October 7, 2016	1,527	$13.0700	Open Market

Resources Connection, Inc.	October 7, 2016	4,600	$13.0800	Open Market

Resources Connection, Inc.	October 7, 2016	4,600	$13.0900	Open Market”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCES CONNECTION, INC.

/s/ Herbert M. Mueller
Name: Herbert M. Mueller Title: Executive Vice President and Chief Financial Officer

Date: October 27, 2016